ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, Texas 78248

February 28, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Dietrich A. King, Staff Attorney

RE: ADB International Group, Inc.
File No. 000-54862
Amendment No. 3 to Registration Statement on Form 10
Filed on January 31, 2013

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated February 11, 2014, with respect to the above-referenced Exchange Act Form 10 filing by ADB International Group, Inc. (the "Company"). For the convenience of the staff's we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Comment 1. We note your response to comment 1 in our letter dated December 13, 2013. Please revise your registration statement to further disclose the consequences of your shell company status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.
Response 1. We have expanded and revised disclosure under subheading "Shell Company Status" as follows:
The Company must still be deemed a "Shell" company as that term is defined in Rule 144(i) promulgated by the SEC under the Securities Act of 1933, as amended (the "Act") because we have had only nominal operations to date.

Reliance upon Rule 144 for Resales
Shareholders who hold shares which are not subject to a registration statement under the Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by Shell companies (other than a business combination related Shell company) or a Registrant that has been, at any time previously, a reporting or non-reporting Shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's safe harbor if the following conditions are met:
a) The issuer of securities that was formerly a reporting or non-reporting Shell company has ceased to be a Shell;
b) The issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act");
c) The issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to filed such reports and materials), other than Form 8-K reports; and
d) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a Shell company.

Form 8-K Requirements
Form 8-K requires disclosure of transactions involving a reporting Shell company that ceases to be a Shell company, typically involving a reverse merger or acquisition. The issuer is required to file a report on Form 8-K to report the following:
- a material definitive agreement under Item 1.01 of Form 8-K;
- completion of acquisition or disposition of assets under Item 2.01 of Form 8-K;
- changes in control under Item 5.01 of Form 8-K; and
- information that would be required in a registration statement on Form 10 to register a class of securities under Section 12 of the Exchange Act.

Form S-8
Form S-8 under the Securities Act prohibits companies who are Shell Companies from using Form S-8. If a company ceases to be a Shell company, it may use Form S-8 sixty calendar days after the company files Form 10 information, which is information that a company would be required to file in a registration statement on Form 10 if it were registering a class of securities under Section 12 of the Exchange Act. This information would normally be reported on a current report on Form 8-K reporting the completion of a transaction that caused the company to cease being a Shell company.

Reduced Liquidity or Illiquidity of our Common Stock Securities
Our common stock is currently subject to quotation on the OTCBQ market. There is currently no active trading market in our common stock on the OTCBQ market. Shareholders who invested in our shares of common stock while we are deemed to be a Shell company invested in securities that are considered to be illiquid and can't be sold pursuant to the exemption provided under Rule 144 as long as the Company is a Shell company.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 23

Comment 2. Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013. Refer to Regulation S-K Compliance Disclosure Interpretation Question 117.05, by analogy.
Response 2. We have added Ron Weissberg, the newly appointed CEO, CFO and Chairman, to the compensation table.

Item 10. Recent Sales of Unregistered Securities, page 27

Comment 3. Please update this section pursuant to Item 701 of Regulation S-K to provide information related to the sale of securities during the past three years.
Response 3. We have updated disclosure under subheading "Recent Sales of Unregistered Securities" to reflect the sales of restricted securities during the past three years.

Item 13. Financial Statements and Supplementary Data, page 29

Audited Consolidated Financial Statements, page 38

Notes to Consolidated Financial Statements, page 43

Note 4. Stockholders' Equity, page 46

Comment 4. We reviewed your response to comment 10 in our letter dated December 13, 2013. Based on our review of the table in Item 10 on page 27, it appears that in June 2010 you issued 63,920,000 shares for services, 13,000 shares for charitable donations and 50,000 shares in exchange for a patent. According to this table, 3,983,000 of these shares were valued at per share prices ranging from $1.25-$1.50 and 60,000,000 shares were valued at $0.001. Please address the following:

- When multiplying the number of shares issued in June 2010 times the per share value disclosed in the table in Item 10 on page 27, the total of all the line items combined is $5,235,210. However, the stock issued for services line item in the year ended December 31, 2010 statement of stockholders' equity totals only $991,737 and no other line items appear to relate to the transactions in the table in Item 10 on page 27. Please explain this large difference.

- Please explain in detail why, as you state in response to comment 10 in our letter dated December 13, 2013, "[You] do not believe it is unreasonable that the single issuance of the control block of 60 million restricted shares not be priced the same as the smaller issuances to third parties based upon arm's length transactions. In this regard, we would not expect contemporaneous issuances of shares for goods or services to have such drastically difference per share values.
Response 4. As a result of the waiver grant by the Office of Chief Accountant of the Division of Corporation Finance dated February 19, 2014 (the "Waiver", relieving the Registrant from the staff's request for audited financial statements for the year-ended December 31, 2010, we have made disclosure revisions to update Item 10. Recent Sales of Unregistered Securities. We have updated the table in Item 10 to include all sales of unregistered securities during the three fiscal years ended December 31, 2011, 2012 and 2013 and deleted the information related to the year-ended December 31, 2010. In addition, we have made similar adjustment in Note 4. Stockholder's Equity to address the three most recent fiscal years on an unaudited basis.
Note 6. Convertible Notes, page 46

Comment 5. We reviewed your revisions made in response to comment 11 in our letter dated December 13, 2013. As previously requested, please disclose the material terms of the $50,000 convertible notes issued in the years ended December 31, 2009 and 2010 and the balances outstanding as of December 31, 2011 and 2012.
Response 5. The principal terms of the $50,000 convertible notes issued in the years ended December 31, 2009 and 2010 (the "Notes") are as follows:
(i) the Notes provided for an annual interest rate of 10% and 15%, respectively; and
(ii) the Notes together with the accrued interest provide for a conversion price of $0.01 per share.
We have revise footnote 4 of the Notes to the Unaudited Interim Financial Statements for the period ended September 30, 2013 and footnote 6 of the Notes to the Financial Statements for the years ended December 31, 2012 and 2011 accordingly.

Respectfully submitted,

/s/ Rob Weissberg, CEO